Exhibit 99.1

Daqo New Energy Corp. Announces Unaudited First Quarter 2014 Results

- Returned to profitability in Q1 2014

- Non-GAAP gross margin of 30.2%

- Q1 2014 EBITDA of $13.7 million, up from $8.1 million in Q4 2013

- Polysilicon cash cost of $11.8/kg and production of 1,517 MT

- Increasing production capacity from 6,150 MT to 12,150 MT by the end of 2014

CHONGQING, China—May 12, 2014—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading polysilicon manufacturer based in China, today announced its unaudited financial results for the first quarter of 2014.

	Three months ended
US$ millions except as indicated otherwise	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
Revenues	42.1	37.0	14.5
Gross profit / (loss)	9.0	1.0	(12.9)
Gross margin	21.4%	2.6%	(89.0%)
Operating income / (loss)	6.6	(4.1)	(16.6)
Net income / (loss) attributable to Daqo New Energy shareholders	2.6	(8.0)	(18.7)
Earnings per ADS ($ per ADS)	0.38	(1.16)	(2.70)
Non-GAAP gross profit *	12.7	6.8	(3.2)
Non-GAAP gross margin * (%)	30.2%	18.5%	(22.3%)
EBITDA (non-GAAP) *	13.7	8.1	(2.4)
EBITDA margin * (%) (non-GAAP)	32.5%	21.9%	(16.6%)
Polysilicon shipments (MT)	1,391	1,271	706
Polysilicon production cost ($/kg) **	14.5	15.8	23.6
Polysilicon cash cost (excl. dep’n) ($/kg) **	11.8	12.0	15.8

* Daqo New Energy provides non-GAAP gross profit, non-GAAP gross margin, EBITDA and EBITDA margin on a non-GAAP basis to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned "Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

** Production cost and cash cost only refer to our Xinjiang polysilicon facilities.

“I am pleased to report Daqo New Energy’s return to profitability in the first quarter of 2014,” announced Dr. Gongda Yao, the Company’s Chief Executive Officer.

“We increased shipment volumes by 9.4% quarter-on-quarter (QoQ) to 1,391 MT, expanded EBITDA margin to 32.5% from 21.9% in the previous quarter, and produced positive operating income of $6.6 million, marking the Company’s return to profitability on a net income basis for the first time since the third quarter of 2011. This was achieved despite the costs relating to the non-operational Chongqing polysilicon plant of $3.7 million this quarter.”

“I would also like to highlight that we have achieved a cash cost (which excludes depreciation) of $11.8/kg, and a production cost (including depreciation) of $14.5/kg, which we believe are amongst the lowest globally. We will continue to focus on optimizing our operation and improving our cost structure for the remainder of 2014. We expect our annual average cash cost (excluding depreciation) and production cost (including depreciation) to be approximately $11.3/kg and $14/kg, respectively. As we expand our polysilicon annual capacity from 6,150 metric tons (MT) to 12,150 MT, and upgrade our production process, we expect to further lower our polysilicon cash cost (excluding depreciation) and production cost (including depreciation) to approximately $8.7/kg and $12/kg respectively by the second quarter of 2015. Specifically, by improving our processes and relocating our polysilicon facilities to Shihezi, Xinjiang, we continue to strengthen our position as a low-cost leader. We have secured exclusive, preferential electricity rates from the Shihezi local government until 2020, which we believe are amongst the lowest in China.”

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“By executing our strategy of reducing costs and producing high quality polysilicon, we have emerged a stronger and profitable company.” Dr. Gongda Yao added.

“We also benefited from continued strong demand in the photovoltaic market and the high quality of our product, which increased ASPs to $21.63/kg from $18.67/kg in the previous quarter.”

“On the capacity front, following the debottlenecking project in December 2013, we have now reached name plate capacity of 6,150 MT of polysilicon per annum, with production of 1,517 MT in the first quarter of 2014, up from 1,445 MT and 1,311 MT in the fourth and third quarters of 2013, respectively.”

“We have also commenced construction for the next stage of expansion, which will add a further 6,000 MT and take nameplate capacity to 12,150 MT once completed. We expect to complete construction work by the end of 2014, with a target of reducing our cash cost (excluding depreciation) and production cost (including depreciation) to approximately $8.7/kg and $12/kg respectively when capacity is fully ramped up by the second quarter of 2015.”

“We have spent approximately $22 million on the expansion to date, with a further $59 million to be spent through the remainder of 2014, and finally a further $16 million after capacity has been fully ramped up.”

“In addition to the polysilicon capacity expansion to 12,150 MT that is underway, the Company is also considering further capacity expansion at the Xinjiang facility in the medium term, with a goal of expanding capacity to 25,000 MT, subject to market and industry conditions.”

“We are also improving our production process by adopting hydrochlorination technology which will significantly reduce the conversion temperature thus resulting in much lower electricity consumption and further reducing costs.”

“Overall, we have prudently managed the business and diligently worked towards improving the Company’s scale, cost structure and technology. Having turned around both financially and operationally, we believe the Company is in an excellent position to drive future growth and navigate any future market challenges which may arise,” concluded Dr. Yao.

Commentary

Improvement in operational and financial performance

Daqo New Energy’s operational and financial performance for the quarter benefited from several factors, including the continued increase in ASPs resulting from strong market demand for polysilicon, and higher production levels and sales volumes. Our average selling price for polysilicon increased 15.9% compared to the fourth quarter of 2013.

In the first quarter of 2014, we produced 1,517 MT of polysilicon, up from 1,445 MT and 1,311 MT in the fourth and third quarters of 2013, respectively. Polysilicon production reached nameplate capacity of 6,150 MT in the first quarter of 2014. We shipped 1,391 MT of polysilicon and 16.8 million pieces of wafer in the first quarter of 2014, compared with 1,271 MT of polysilicon and 16.7 million pieces of wafer in the fourth quarter of 2013.

Total production cost (including depreciation) was $14.5/kg and cash cost was $11.8/kg, compared to production cost of $15.8/kg and cash cost of $12.0/kg respectively in the fourth quarter of 2013.

Our continuous cost reduction efforts, along with the improvement in average selling prices, have enabled us to return to profitability for the first time since the third quarter of 2011. We believe the upward trend will continue as long as the solar PV market maintains its strong momentum in 2014 and the years to come.

Subsequent to the end of the first quarter of 2014, the Company also successfully completed its annual maintenance and preparation works for the expansion project within a 5 day period in early April. This is 2 days faster than scheduled and 12 days faster than the annual maintenance work carried out in 2013, reducing operational downtime and the associated impact on production.

Market outlook and Q2 2014 guidance

According to NPD Solarbuzz, new solar PV demand added during the first quarter of 2014 exceeded 9GW, which was 35% more than the previous first-quarter record, set in 2013. The record level of demand achieved in the first quarter was driven by strong growth in Japan and the United Kingdom. These two countries combined accounted for more than one-third of global solar PV demand in the first quarter of 2014 and set new quarterly records for PV deployed. Solar PV demand during the first quarter typically accounts for up to 20% of annual demand. We expect China and the United States markets to rapidly ramp up in the second half of 2014, which will help the industry to achieve 45GW of installations in 2014. We also expect the average selling price of polysilicon to be strongly supported by end market demand at the level of $20/kg to $25/kg during 2014.

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For the second quarter of 2014, the Company expects to ship 1,375 MT to 1,400 MT of polysilicon. The Company also expects to ship approximately 16.6 million to 17.0 million pieces of wafer. Note that we halted polysilicon production in April for 5 days of annual maintenance which negatively impacted our April production output. This outlook reflects our current and preliminary view and may be subject to change. Our ability to achieve this projection is subject to risks and uncertainties.

First Quarter 2014 Results

Revenues

Revenues were $42.1 million, increased from $37.0 million in the fourth quarter of 2013 and $14.5 million in the first quarter of 2013.

The Company generated revenues of $30.1 million from polysilicon, increased from $24.2 million in the fourth quarter of 2013, and $11.3 million in the first quarter of 2013. The increase from the fourth quarter of 2013 was primarily due to higher sales volumes and higher average selling prices.

The Company generated $12.0 million from sales of wafers, compared to $12.8 million in the fourth quarter of 2013 and $3.2 million in the first quarter of 2013.

Gross profit and margin

Gross profit was $9.0 million, compared to approximately $1.0 million in the fourth quarter of 2013 and a gross loss of $12.9 million in the first quarter of 2013.

Gross margin was 21.4%, substantially increased from 2.6% in the fourth quarter of 2013 and negative 89.0% in the first quarter of 2013. The continuous improvement in gross margin was mainly attributable to higher average selling prices and lower production costs for both polysilicon and wafer.

During the first quarter of 2014, we revised our estimates of the expected useful lives of our machinery and equipment from 10 years to 15 years, and our buildings and structures from 20 years to 30 years, to better reflect the economic lives of these assets. The change in estimate was in part based on an analysis provided by a third party valuation firm to assess the useful lives of these fixed assets. We believe the revised estimate of the useful lives is consistent with industry averages. The change in useful lives reduced depreciation expense that would otherwise have been recorded in the first quarter of 2014 by approximately $4.7 million, and we expect a similar impact going forward. The approximate effect on production cost from the change in estimate of the useful lives of certain long-lived assets for the quarter was approximately $1/kg.

In the first quarter of 2014, total costs related to the non-operational Chongqing polysilicon plant including depreciation were $3.7 million, decreased from $5.9 million and $9.7 million in the fourth and first quarter of 2013, respectively. Excluding such costs, the non-GAAP gross margin was approximately 30.2%, compared to 18.5% in the fourth quarter of 2013 and negative 22.3% in the first quarter of 2013. For a definition and a reconciliation of non-GAAP gross margin to gross margin, see “—Non-GAAP financial measures” and “—Reconciliation of non-GAAP financial measures to comparable US GAAP measures” below.

Selling, general and administrative expenses

Selling, general and administrative expenses were $1.5 million, decreased from $4.0 million in the fourth quarter of 2013 and $4.1 million in the first quarter of 2013. The decrease in selling, general and administrative expenses from the fourth quarter of 2013 was primarily due to a reversal of doubtful accounts of $1.8 million in the first quarter of 2014.

Research and development expenses

Research and development expenses were approximately $0.9 million, compared to $1.1 million in the fourth quarter of 2013 and $0.4 million in the first quarter of 2013.

Other operating income

Other operating income was $36 thousand, compared to $134 thousand in the fourth quarter of 2013 and $832 thousand in the first quarter of 2013. Other operating income was mainly comprised of unrestricted cash incentives that the Company received from local government authorities, which fluctuates from period to period.

Operating income/(loss) and margin

As a result of the foregoing, operating income was $6.6 million, compared to operating loss of $4.1 million in the fourth quarter of 2013 and operating loss of $16.6 million in the first quarter of 2013. This is the first quarter since the third quarter of 2011 that we have achieved positive operating income.

Operating margin was 15.7%, compared to negative 11.0% in the fourth quarter of 2013 and negative 114.7% in the first quarter of 2013.

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EBITDA

EBITDA was $13.7 million for the quarter, compared to $8.1 million in the fourth quarter of 2013 and negative $2.4 million in the first quarter of 2013. EBITDA margin was 32.5% for the quarter, compared to 21.9% in the fourth quarter of 2013 and negative 16.6% in the first quarter of 2013. For a definition and a reconciliation of EBITDA and EBITDA margin to our income from operations, see “— Non-GAAP Financial Measures” and “—Reconciliation of Non-GAAP financial measures to comparable US GAAP measures” below.

Net income/(loss) attributable to our shareholders and Income/(loss) per ADS

As a result of the aforementioned, net income attributable to Daqo New Energy Corp. shareholders was $2.6 million, compared to net loss attributable to Daqo New Energy Corp. shareholders of $8.0 million and $18.7 million in the fourth and first quarters of 2013, respectively. This is the first quarter since the third quarter of 2011 that we have achieved positive net income.

Income per ADS was $0.38, compared to loss per ADS of $1.16 and $2.70 in the fourth and first quarters of 2013, respectively

Financial Condition

As of March 31, 2014, the Company had $24.2 million in cash and cash equivalents and restricted cash, compared to $16.7 million as of December 31, 2013 and $11.7 million as of March 31, 2013.

As of March 31, 2014, the accounts receivable balance was $5.1 million, compared to $9.9 million as of December 31, 2013. As of March 31, 2014, the notes receivable balance was $34.0 million, compared to $15.9 million as of December 31, 2013. As of March 31, 2014, total borrowings were $260.2 million, of which $124.9 million were long-term borrowings, compared to total borrowings of $253.7 million, including $134.9 million long-term borrowings, as of December 31, 2013.

Cash Flows

For the three months ended March 31, 2014, net cash provided by operating activities was $15.2 million, compared to net cash used in operating activities of $24.3 million in the same period of 2013. From a quarterly perspective, we generated positive operating cash flow of $15.2 million, $0.3 million and $8.8 million in the first quarter of 2014, fourth quarter and third quarter of 2013, respectively. The improvement in operating cash flow was primarily due to the recovery of sales prices associated with improvements in the overall solar market and our continuous cost reduction efforts at our Xinjiang facilities.

For the three months ended March 31, 2014, net cash used in investing activities was $11.0 million, compared to net cash provided by investing activities of $0.4 million in the same period of 2013.

For the three months ended March 31, 2014, net cash used in financing activities was $3.8 million. Net cash provided by financing activities in the same period of 2013 was $22.8 million.

Non-GAAP Financial Measures

To supplement Daqo’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), Daqo uses in this press release non-GAAP gross profit and non-GAAP gross margin, which exclude costs related to the non-operational polysilicon operations in Chongqing, EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenue. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. Daqo believes that the non-GAAP financial measures facilitate investors’ and management’s comparisons to Daqo’s historical performance and assists management’s financial and operational decision making.

A reconciliation of Non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 4:15PM Eastern Time on May 12, 2014.

Participant Telephone Numbers

Participant	Dial In (Toll Free): +1-877-870-4263
Participant	International Dial In: +1-412-317-0790
China	Mainland Dial In (Toll Free): 4001-201203
Hong	Kong Dial In (Toll Free): 800-905945
Canada	Dial In (Toll Free): 18556699657

The conference ID number is 10045681

You can also listen to the conference call via Webcast through the URL: http://mms.prnasia.com/DQ/20140512/default.aspx

A replay of the call will be available 1 hour after the end of the conference through May 19, 2014 at 5:00PM ET.

The conference call replay numbers are as follows:

United States:	+ 1-877-344-7529
International:	+ 1-412-317-0088

The conference ID number for accessing the recording is 10045681.

Investors will also have the opportunity to listen to the replay over the Internet through the investor relations section of Daqo New Energy’s web site at: www.dqsolar.com

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About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers. For more information about Daqo New Energy, please visit www.dqsolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of 2014 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to successfully implement our vertical integration strategy. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

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Daqo New Energy Corp.

Unaudited Preliminary Condensed Consolidated Statement of Operations and Comprehensive Income/(Loss)

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended
	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013

Revenues	$42,087	$37,039	$14,485
Cost of revenues	(33,064)	(36,081)	(27,376)
Gross profit / (loss)	9,023	958	(12,891)
Operating expenses
Selling, general and administrative expenses	(1,498)	(4,016)	(4,126)
Research and development expenses	(937)	(1,148)	(436)
Other operating income	36	134	832
Total operating expenses	(2,399)	(5,030)	(3,730)
Income / (loss) from operations	6,624	(4,072)	(16,621)
Interest expense	(4,112)	(4,199)	(5,278)
Interest income	120	49	25
Foreign exchange gain (loss)	(2)	2	1
Income / (loss) before income taxes	2,630	(8,220)	(21,873)
Income tax expense	-	(60)	-
Net income/(loss)	2,630	(8,280)	(21,873)
Net loss attributable to noncontrolling interest	-	(266)	(3,209)
Net income / (loss) attributable to Daqo New Energy Corp. shareholders	$2,630	$(8,014)	$(18,664)

Net income / (loss)	2,630	(8,280)	(21,873)
Other comprehensive income / (loss):
Foreign currency translation adjustments	(3,428)	1,010	1,198
Total other comprehensive income / (loss)	(3,428)	1,010	1,198
Comprehensive loss	(798)	(7,270)	(20,675)
Comprehensive loss attributable to noncontrolling interest	-	(477)	(2,691)
Comprehensive loss attributable to Daqo New Energy Corp. shareholders	$(798)	$(6,793)	$(17,984)

Income / (loss) per ADS
Basic	0.38	(1.16)	(2.70)
Diluted	0.37	(1.16)	(2.70)
Weighted average ADS outstanding
Basic	6,937,114	6,937,060	6,915,097
Diluted	7,060,443	6,937,060	6,915,097

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Daqo New Energy Corp.

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013

ASSETS:
Current Assets:
Cash and cash equivalents	$8,702	$7,831	$5,539
Restricted cash	15,468	8,826	6,147
Accounts receivable, net	5,114	9,910	19,305
Note Receivable	34,042	15,930	13,907
Prepaid expenses and other current assets	18,534	23,871	24,265
Advances to suppliers	4,320	861	1,820
Inventories	12,371	10,500	19,305
Amount due from related party	11,323	13,416	6,944
Deferred tax assets-current	-	-	360
Total current assets	109,874	91,145	97,592
Property, plant and equipment, net	475,850	488,504	673,499
Prepaid land use right	29,428	30,377	36,105
Deferred tax assets	-	-	1,061
Other non-current assets	169	174	,4,633
TOTAL ASSETS	615,321	610,200	812,890

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	135,290	118,871	122,834
Accounts payable	17,396	17,695	13,544
Note payable	25,843	1,573	10,671
Advances from customers	10,842	13,218	29,439
Payables for purchases of property, plant and equipment	45,708	51,767	48,737
Accrued expenses and other current liabilities	6,217	7,462	6,560
Amount due to related party	78,164	88,538	54,160
Income tax payable	-	-	161
Total current liabilities	319,460	299,124	286,106

Long-term borrowings	124,912	134,870	178,652
Advance from customers – long term portion	6,877	11,924	-
Payables for Purchases of Property, Plant and Equipment	-	-	1,131
Other long Term Liabilities	26,915	26,955	26,453
TOTAL LIABILITIES	478,164	472,873	492,342

EQUITY:

Ordinary shares	17	17	17
Treasury stock	(398)	(398)	(495)
Additional paid-in capital	147,304	146,676	145,101
Retained earnings (accumulated losses)	(30,037)	(32,667)	19,612
Accumulated other comprehensive income	20,271	23,699	20,232
Total Daqo New Energy Corp.’s shareholders’ equity	137,157	137,327	184,467

Noncontrolling interest	-	-	136,081
Total equity	137,157	137,327,	320,548

TOTAL LIABILITIES & EQUITY	615,321	610,200	812,890

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Daqo New Energy Corp.

Unaudited Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the three months ended March 31,
	2014	2013
Operating Activities:
Net income / (loss)	2,630	(21,873)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	628	345
Inventory write-down	-	(170)
Allowance / (reversal) for doubtful accounts	(1,837)	870
Depreciation of property, plant and equipment	7,060	14,219

Changes in operating assets and liabilities:
Accounts receivables	6,633	7,730
Notes receivables	(18,112)	(9,231)
Prepaid expenses and other current assets	5,336	(239)
Advances to suppliers	(3,460)	(1,076)
Inventories	(1,871)	(3,930)
Amount due from related parties	2,093	(356)
Amount due to related parties	(97)	-
Prepaid land use rights	949	190
Other non-current assets	5	71
Accounts payable	(299)	1,146
Notes payable	24,268	(10,713)
Accrued expenses and other current liabilities	(1,245)	(1,083)
Advances from customers	(7,423)	(69)
Deferred government subsidies	(39)	(120)
Net cash provided by (used in) operating activities	15,219	(24,289)

Investing activities:
Purchases of property, plant and equipment	(4,398)	(4,165)
(Increase) / decrease in restricted cash	(6,642)	4,531
Net cash (used in) provided by investing activities	(11,040)	366

Financing activities:
Proceeds from related parties loans	46,438	30,274
Repayment of related parties loans	(56,714)	-
Proceeds from other bank borrowings	6,462	-
Proceeds from short-term bank borrowings	11,475	19,009
Repayment of bank borrowings	(11,475)	(26,478)
Net cash (used in) provided by financing activities	(3,814)	22,805
Effect of exchange rate changes	506	(22)
Net increase (decrease) in cash and cash equivalents	871	(1,140)
Cash and cash equivalents at the beginning of the period	7,831	6,679
Cash and cash equivalents at the end of the period	8,702	5,539

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Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended
	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013

Gross profit / (loss)	9,023	958	(12,891)
Costs related to the Chongqing polysilicon operations	3,683	5,931	9,660
Non-GAAP gross profit / (loss)	12,706	6,889	(3,231)

	Three months Ended
	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013

Gross margin	21.4%	2.6%	(89.0%)
Costs related to the Chongqing polysilicon operations (proportion of revenue)	8.8%	15.9%	66.7%
Non-GAAP gross margin	30.2%	18.5%	(22.3%)

	Three months Ended
	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013

Net income / (loss)	2,630	(8,280)	(21,873)
Income tax expense	-	60	-
Interest expense	4,112	4,199	5,278
Interest income	(120)	(49)	(25)
Depreciation	7,060	12,166	14,219
EBITDA (non-GAAP)	13,682	8,096	(2,401)
EBIDTA margin (non-GAAP)	32.5%	21.9%	(16.6%)

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-23-6486-6556

Email: Kevin.he@daqo.com

SOURCE: Daqo New Energy Corp.

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